Exhibit 99.12
Wipro Limited — Results for the Quarter & Nine months ended December 31, 2006
Wipro Limited — Consolidated Audited Segment-wise
Business performance for the Quarter and Nine months ended
December 31, 2006 (In Rs. Million)

	Quarter ended			Nine months ended
	December 31			December 31			Year ended
Particulars	2006	2005	Growth	2006	2005	Growth	March 31, 2006
Revenues
IT Services	24,962	19,269	30%	70,342	51,895	36%	72,531
Acquisitions	1,435	59		3,368	59		502
BPO Services	2,358	1,895	24%	6,755	5,535	22%	7,627
Global IT Services and Products	28,755	21,223	35%	80,465	57,489	40%	80,660
India and AsiaPac IT Services and Products	7,008	3,992	76%	16,998	11,354	50%	17,048
Consumer Care and Lighting	2,114	1,549	36%	5,907	4,350	36%	6,008
Others	2,190	897	144%	4,092	2,447	67%	3,323
Eliminations	(277)	(222)		(785)	(514)		(781)
TOTAL	39,790	27,439	45%	106,677	75,126	42%	106,258
Profit Before Interest and Tax (PBIT)
IT Services	6,347	4,941	28%	18,136	13,339	36%	18,751
Acquisitions	63	16		(19)	16		45
BPO Services	554	305	82%	1,506	689	119%	1,058
Global IT Services and Products	6,964	5,262	32%	19,623	14,044	40%	19,854
India and AsiaPac IT Services and Products	587	376	56%	1,408	893	58%	1,459
Consumer Care and Lighting	262	209	25%	739	591	25%	805
Others	66	74	-11%	230	273	-16%	388
TOTAL	7,879	5,921	33%	22,000	15,801	39%	22,506
Interest, Dividend & Profit on sale of Investment — Net	713	369	93%	1,732	870	99%	1,272
PROFIT BEFORE TAX	8,592	6,290	37%	23,732	16,671	42%	23,778
Income Tax expense including Fringe Benefit Tax	(1,031)	(949)	9%	(3,122)	(2,408)	30%	(3,391)
Profit before Share in earnings / (losses) of Affiliates and minority interest	7,561	5,341	42%	20,610	14,263	44%	20,387
Share in earnings of affiliates	89	94		246	233		288
Minority interest	4	—		4	(1)		(1)
PROFIT AFTER TAX	7,654	5,435	41%	20,860	14,495	44%	20,674
EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	5.36	3.86		14.65	10.33		14.70
Diluted (in Rs.)	5.28	3.80		14.43	10.18		14.48
Operating Margin
IT Services	25%	26%		26%	26%		26%
Acquisitions	4%	27%		-1%	—		9%
BPO Services	23%	16%		22%	12%		14%
Global IT Services and Products	24%	25%		24%	24%		25%
India and AsiaPac IT Services and Products	8%	9%		8%	8%		9%
Consumer Care and Lighting	12%	13%		13%	14%		13%
TOTAL	20%	22%		21%	21%		21%
Capital Employed
IT Services	31,049	26,269		31,049	26,269		27,952
Acquisitions	8,404	2,448		8,404	2,448		2,692
BPO Services	2,096	5,828		2,096	5,828		6,357
Global IT Services and Products	41,549	34,545		41,549	34,545		37,001
India and AsiaPac IT Services and Products	4,287	2,314		4,287	2,314		2,401
Consumer Care and Lighting	2,573	1,028		2,573	1,028		1,210
Others	46,800	34,737		46,800	34,737		26,272
TOTAL	95,209	72,624		95,209	72,624		66,884
Capital Employed Composition
IT Services	33%	36%		33%	36%		41%
Acquisitions	9%	3%		9%	3%		4%
BPO Services	2%	8%		2%	8%		10%
Global IT Services and Products	44%	48%		44%	48%		55%
India & AsiaPac IT Services and Products	4%	4%		4%	4%		4%
Consumer Care and Lighting	3%	3%		3%	3%		2%
Others	49%	49%		49%	49%		39%
TOTAL	100%	100%		100%	100%		100%
Return on average capital employed:
IT Services	87%	75%		82%	68%		76%
Acquisitions	3%	5%		—	2%		3%
BPO Services	108%	22%		48%	19%		14%
Global IT Services and Products	70%	64%		67%	58%		59%
India & AsiaPac IT Services and Products	71%	72%		56%	65%		77%
Consumer Care and Lighting	41%	82%		52%	81%		76%
TOTAL	35%	34%		36%	33%		37%

Notes to Segment Report
1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes exchange differences which are reported in other income in the financial statements.
3. PBIT for the quarter and nine months ended December 31, 2006 is after considering restricted stock unit amortisation of Rs. 440 Million (2005: Rs. 156 Million) and Rs. 1,036 Million (2005: Rs. 479 Million) respectively. PBIT of Global IT Services and Products for the quarter and nine months ended December 31, 2006 is after considering restricted stock unit amortisation of Rs. 384 Million (2005: Rs. 135 Million) and Rs. 906 Million (2005: Rs. 413 Million) respectively.
4. Capital employed of segments is net of current liabilities as follows —

	(In Rs. Million)
	As of		As of
	December 31,		March 31,
Name of the Segment	2006	2005	2006

Global IT Services and Products	18,584	13,324	13,510
India & AsiaPac IT Services and Products	6,253	4,093	5,314
Consumer Care and Lighting	1,402	1,080	1,080
Others	2,293	807	8,866

	28,532	19,304	28,770

5. Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 41,864 Million (2005: Rs. 34,972 Million & 2006: Rs. 28,912 Million).
6. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(In Rs. Million)
	Quarter ended				Nine months ended
	December 31				December 31
Geography	2006	%	2005	%	2006	%	2005	%

India	8,550	22%	5,497	20%	21,622	20%	15,396	20%
USA	19,118	48%	13,779	50%	53,571	50%	37,873	51%
Europe	9,710	24%	6,578	24%	25,407	24%	17,291	23%
Rest of the world	2,412	6%	1,585	6%	6,077	6%	4,566	6%

Total	39,790	100%	27,439	100%	106,677	100%	75,126	100%

7. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
8. Effective December 1, 2005, Wipro Inc. acquired 100% equity of mPower Software Services Inc. and its subsidiaries for an aggregate cash consideration of Rs. 1,275 Million. This acquisition resulted in goodwill arising on consolidation of Rs. 1,089 Million.
In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, mPower Software Services Inc. amalgamated with Wipro Inc. with effect from April 2006. Wipro Inc. has accounted for the amalgamation as an amalgamation in the nature of purchase in accordance with AS 14 — Accounting for amalgamation.
Following are the salient features of the scheme:
a) 200 equity shares of USD 0.01 each held by Wipro Inc. in mPower Software Services Inc. were cancelled and extinguished, from the effective date of the scheme.
b) All the assets and liabilities of mPower Software Services Inc. are recorded in the books of the Wipro Inc. at their fair value amounts determined by management as on the effective date of the amalgamation.
The amalgamation did not have a material impact on the consolidated financial statements.
9. In December 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,157 Million and earn out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period.
The consideration paid was subject to certain working capital adjustments. In the period ended December 31, 2006, the Company completed the working capital adjustments and paid an additional consideration of Rs. 69 Million, which has resulted in additional goodwill.
10. Effective April 1, 2006, the Company acquired 100% equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn out of Rs. 531 Million (USD 12 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn out will be recorded as additional purchase price when the contingency is resolved.
Through this acquisition, the Company will expand its operations in Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.
11. Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn out of Rs. 642 Million (Euro 11 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn out will be recorded as additional purchase price when the contingency is resolved.
As a part of this acquisition, the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimisation and integration. Through this acquisition, the Company expects to be able to expand its domain expertise both in the retail and technology sector and acquire a presence in five different geographical locations.
12. On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn out of Rs. 408 Million (Euro 7 Million) to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward / incentives estimated to be receivable as on the acquisition date. The earn out and additional payments will be recorded as additional purchase price when the contingency is resolved. During the period ended December 31, 2006 the Company paid Rs. 68 Million towards earn out which has resulted in additional goodwill.
Through this acquisition the Company would be able to expand it’s presence in the engineering services sector in Finland and the Nordic region.
13. In May 2006, the Company acquired the trademark / brand “North-West”, plant and machinery, moulds and dies and technical know-how relating to plant and machinery from North-West Switchgear Limited for an aggregate cash consideration of Rs. 1,053 Million and an earn out of Rs. 200 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of “North-West” brand for a cash consideration of Rs. 30 Million.
Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.
14. In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services. The consideration includes upfront cash payment of Rs. 142 Million, a deferred cash payment of Rs. 133 Million (USD 3 Million) and an earn out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.
Through this acquisition, the Company aims to strengthen its positions in mechanical engineering design and analysis service sector.
15. In November 2006, the Company acquired 100% equity of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration comprises upfront cash payment of Rs. 1,365 Million and direct cost of Rs. 47 Million. This acquisition will give the Company an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
The Company has made a preliminary determination of the carrying value of assets and liabilities of Hydrauto as at December 31, 2006 and has recorded goodwill of Rs. 1,210 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.
16. In November 2006, the Company acquired 100% equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks, a platinum partner of Nortel Networks, provide business communication solutions that include consulting, voice, data and converged solutions, and managed services. 3D Networks’ specialized solutions are deployed in ITES/IT, Telecom, Banking and Finance, Government and Service verticals. Planet PSG is the sole Global Nortel Technical Services partner on Periphonics platform in APAC region and provides professional services on voice and speech platforms in the region. The consideration includes upfront cash payment of Rs. 908 Million (USD 20 Million) and an earn out to be determined and paid in the future based on financial targets being achieved over a period of 24 months. The maximum amount of earn out payable under the agreement is USD 43.78 Million. This acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as the most comprehensive IT Solutions provider across verticals.
The Company has made a preliminary determination of the carrying value of assets and liabilities of 3D Networks and Planet PSG as at December 31, 2006 and has recorded goodwill of Rs. 380 Million. The Company is in the process of making a final determination of the carrying amount of assets and liabilities, which may result in changes in the carrying amount of goodwill and net assets recorded.
Wipro Limited – Standalone – Parent Company
Audited Financial Results for the Quarter and Nine months ended
December 31, 2006 (In Rs. Million)

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31
Particulars	2006	2005	2006	2005	2006
REVENUES	35,693	24,678	98,920	67,499	102,479
Cost of Sales / Services
a. Consumption of raw materials*	5,231	2,717	12,942	8,959	13,265
b. Other expenditure	18,136	12,923	51,210	33,863	52,593
Gross Profit	12,326	9,038	34,768	24,677	36,621
Selling and Marketing expenses	2,062	1,629	6,054	4,678	6,514
General and Administrative expenses	1,821	1,243	4,849	3,121	5,065
Operating Profit before interest and depreciation	8,443	6,166	23,865	16,878	25,042
Interest expense	29	19	56	28	31
Depreciation	925	604	2,624	1,752	2,923
Operating Profit after interest and depreciation	7,489	5,543	21,185	15,098	22,088
Other income	818	359	1,863	828	1,317
Profit before tax	8,307	5,902	23,048	15,926	23,405
Provision for tax	918	851	2,816	2,296	3,200
PROFIT FOR THE PERIOD	7,389	5,051	20,232	13,630	20,205
Paid up equity share capital	2,880	2,841	2,880	2,841	2,852
Reserves	86,510	63,369	86,510	63,369	61,353
Earnings per share (EPS)
Basic (in Rs.)	5.17	3.59	14.21	9.71	14.37
Diluted (in Rs.)	5.10	3.53	14.00	9.57	14.15
Aggregate of public shareholding
Number of shares	256,355,442	238,386,147	256,355,422	238,386,147	243,133,210
Percentage of holding	17.80%	16.78%	17.80%	16.78%	17.50%
Details of expenditure
Items exceeding 10% of total expenditure Staff Cost	15,253	10,410	42,256	28,907	42,790
* Includes (Increase) / Decrease in finished and processed stocks	(264)	(74)	(490)	(88)	(242)
Status of Redressal of Complaints received for the period from Oct. 1, 2006 to Dec. 31, 2006

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved

Non-receipt of Securities	—	15	15	—
Non-receipt of Annual Reports	—	6	6	—
Correction / revalidation of Dividend warrants	—	253	253	—
SEBI / Stock Exchange complaints	—	1	1	—
Non-receipt of Dividend warrants	—	144	144	—

Total	—	419	419	—

Notes :
1. The above audited financial results were approved by the Board of Directors of the Company at its meeting held on January 17, 2007.
2. Effective December 1, 2005, the Company through its subsidiaries acquired 100% equity of mPower Software Services Inc. and its subsidiaries for an aggregate cash consideration of Rs. 1,275 Million.
In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, mPower Software Services Inc. amalgamated with the Company’s subsidiary with effect from April 2006.
3. In December 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,156.54 Million and earn out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period. The consideration paid was subject to certain working capital adjustments. In the period ended December 31, 2006, the Company completed the working capital adjustments and paid an additional consideration of Rs. 69 Million.
4. Effective April 1, 2006, the Company acquired 100% equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn out of Rs. 531 Million (USD 12 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period.
5. Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn out of Rs. 642 Million (Euro 11 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period.
6. On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn out of Rs. 408 Million (Euro 7 Million) to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward/ incentives estimated to be receivable as on the acquisition date. During the period ended December 31, 2006 the Company paid Rs. 68 Million towards earn out.
7. In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services. The consideration includes upfront cash payment of Rs. 142 Million, a deferred cash payment of Rs. 132 Million (USD 3 Million) and an earn out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.
8. In November 2006, the Company through its subsidiaries acquired 100% equity of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration comprises upfront cash payment of Rs. 1,365 Million and direct cost of Rs. 47 Million. This acquisition will give the Company an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
9. In November 2006, the Company acquired 100% equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks, a platinum partner of Nortel Networks, provide business communication solutions that include consulting, voice, data and converged solutions, and managed services. 3D Networks’ specialized solutions are deployed in ITES/IT, Telecom, Banking and Finance, Government and Service verticals. Planet PSG is the sole Global Nortel Technical Services partner on Periphonics platform in APAC region and provides professional services on voice and speech platforms in the region. The consideration includes upfront cash payment of Rs. 908 Million (USD 20 Million) and an earn out to be determined and paid in the future based on financial targets being achieved over a period of 24 months. The maximum amount of earn out payable under the agreement is USD 43.78 Million. This acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as the most comprehensive IT Solutions provider across verticals.
10. In August 2006, the Company entered into a venture with Motorola Inc. to address the managed services requirement of public and private network customers. WM NetServ Limited, a company in which Wipro holds 81.1% shares will deliver public and private network customers with managed services focused on planning, deployment, optimization, security, operations and support services.
11. In December 2006, the Company sold 4 million shares in WeP Peripherals at a price of Rs. 40 per share. Post this sale, the Company’s holding in WeP Peripherals is reduced to 15%. The Company has recorded a gain of Rs. 106 Million on the sale of these shares. The carrying amount of the remaining shares in WeP Peripherals is classified under long term investments. As a part of the sale transaction, the Company has also acquired a put option to sell the balance shares at Rs. 40 per share at any time during January 2008 to December 2009.
12. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines. However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended December 31, 2006 would have been higher by Rs. 47 Million & Rs. 40 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2006 would have been higher by Rs. 1 Million respectively. Similarly, the profits before tax and profit after tax for the quarter ended December 31, 2005 would have been lower by Rs. 43 Million & Rs. 37 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2005 would have been lower by Rs. 462 Million & Rs. 425 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 Million and Rs. 449 Million respectively. In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees. In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005. For the quarter ended December 31, 2006 the Company recorded stock compensation expense of Rs. 440 Million.

Notes to segment report continued:
17. As at December 31, 2006, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware and Quantech are reported separately under ‘Acquisitions’.
18. As of December 31, 2006, forward contracts and options (including zero cost collars) to the extent of USD 141 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.
Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price. The exchange differences on the forward contracts and gain/loss on such options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium/discount at inception of forward contracts is amortised over the life of the contract.
In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realized/unrealized gain or loss are recognised in the profit and loss account of the respective periods.
As of December 31, 2006, the Company had forward/option contracts to sell USD 172 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a gain of Rs. 95 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
19. The Company has been granting Restricted Stock Units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended December 31, 2006 would have been higher by Rs. 47 Million & Rs. 40 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2006 would have been higher by Rs. 1 Million respectively.
Similarly, the profits before tax and profit after tax for the quarter ended December 31, 2005 would have been lower by Rs. 43 Million & Rs. 37 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2005 would have been lower by Rs. 462 Million & Rs. 425 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 Million and Rs. 449 Million respectively.
In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees.
In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005.
For the quarter ended December 31, 2006 the Company recorded stock compensation expense of Rs. 440 Million.
20. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.
c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals had been accounted for by equity method of accounting. Consequent to sale of four Million equity shares in WeP Pheripherals, the carrying value of investment in WeP Pheripherals would be classified under long term investments.

	By order of the board	WIPRO LIMITED
Regd. Office: Doddakannelli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore - 560 035.
Date: January 17, 2007	Chairman	www.wipro.com